September 19, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Joanna Lam

Re:	Tahoe Resources Inc. (the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-35531

Dear Ms. Lam,

In furtherance of our discussion regarding the Staff’s letter to the Company dated August 28, 2013 in respect of the above-captioned filing (the “Comment Letter”), this letter confirms that the Company is in the advanced stages of drafting its response but requires additional time. We therefore intend to use our best efforts to file a response to the Comment Letter no later than September 26, 2013.

Thank you for your consideration in granting this additional extension of time to respond.

Sincerely,

/s/Edie Hofmeister
VP, General Counsel & Corporate Secretary

Phone: 775.825.8574 | Fax: 775.825.8938
5190 Neil Road, Suite 460 | Reno Nevada 89502 USA